Oatly Group AB Announces Results of 2025 Annual General Meeting

May 20, 2025

MALMÖ, Sweden, May 20, 2025 (GLOBE NEWSWIRE) -- Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the results of its Annual General Meeting of shareholders (the “AGM”) held on May 20, 2025.

The AGM adopted, inter alia, the following resolutions:

Adoption of the income statement and balance sheet, disposition regarding the Company’s results and discharge from liability

The AGM adopted the Company’s profit and loss account and the balance sheet as well as the consolidated profit and loss account and consolidated balance sheet.

The AGM resolved, in accordance with the board of directors’ proposal, that no dividend was to be distributed for the financial year 2024 and that the Company’s result for the financial year 2024 was to be carried forward.

The AGM also discharged the board of directors and the CEO from liability for the financial year 2024.

Number of members of the board of directors

The AGM resolved, in accordance with the nominating and corporate governance committee’s proposal, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be ten (10), without deputy members.

Remuneration to the members of the board of directors

The AGM resolved, in accordance with the remuneration committee’s proposal, that compensation shall be allocated to the directors in accordance with the following:

•
USD 70,000 to the chairperson of the board of directors;
•
USD 60,000 to each ordinary member of the board of directors, who is not employed by the Company or any of its subsidiaries;
•
USD 22,500 to the chairperson of the audit committee;
•
USD 10,000 to each ordinary member of the audit committee;
•
USD 22,500 to the chairperson of the remuneration committee;
•
USD 10,000 to each ordinary member of the remuneration committee;
•
USD 22,500 to the chairperson of the nominating and corporate governance committee;
•
USD 10,000 to each ordinary member of the nominating and corporate governance committee; and
•
SEK 24,000 to each ordinary employee representative.

Election of auditor

The AGM resolved, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the end of the next AGM.

Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program and (b) approval of transfer of treasury instruments issued in connection with the LTIP 2021-2026 incentive program

The AGM resolved, in accordance with the board of directors’ proposal, to amend LTIP 2021-2026, entailing certain changes to the allocation principles under LTIP 2021-2026.

The AGM also resolved, in accordance with the board of directors’ proposal, to approve the transfer of treasury instruments issued in connection with the LTIP 2021-2026.

Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

The AGM resolved to amend the resolution on issue of share awards to certain members of the board of directors of Oatly in order for the allocation principles to reflect the American Depositary Share ratio change that the Company implemented on February 18, 2025. As a result, the maximum number of share awards that may be granted to each participant in the board of directors LTIP is decreased from 140,000 to 7,000 share awards annually. The limitation on the total value of share awards that may be granted to each participant is unchanged at USD 140,000 annually.

In order to fulfil the commitments arising from the share awards, the AGM also resolved to authorize the Company to assign the warrants of Series 2021-B to a third party or in another way dispose of the warrants of series 2021-B.

For more detailed information regarding the content of the resolutions, please refer to the notice to the AGM and the comprehensive proposals, which have previously been published and are available on the Company’s website, https://investors.oatly.com/corporate-governance/annual-general-meeting-2025.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 50 countries globally.

Contacts: Oatly Group AB +1 866-704-0391 investors@oatly.com